

Mailstop 3233

February 24, 2017

Via E-Mail
Kevin B. Habicht
Chief Financial Officer
National Retail Properties, Inc.
450 South Orange Avenue, Suite 900
Orlando, FL 32801

> **Re: National Retail Properties, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 13, 2017**
> **File No. 1-11290**

Dear Mr. Habicht:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed on February 13, 2017

Exhibit 99.1, page 5

1.   We note that you present Core FFO and Adjusted FFO on a per share basis. It appears that the adjustments are non-cash and both measures approximate operating cash flows and could be used as liquidity measures. Please explain to us why you believe it is appropriate to present these measures on a per share basis. See Question 102.05 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel Gordon

Daniel Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
  Commodities